Exhibit 99.2

Results of Operations

Three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2016

During the three-month periods ended June 30, 2017 and 2016, we had an average of 52.5 and 54.0 vessels, respectively, in our fleet. In the three-month period ended June 30, 2017 we accepted delivery of the secondhand containerships Leonidio, Kyparissia and Maersk Kowloon with an aggregate capacity of 17,385 TEU. In the three-month periods ended June 30, 2017 and 2016, our fleet ownership days totaled 4,778 and 4,914 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2016	2017

Voyage revenue	$119.5	$105.0	$(14.5)	(12.1%)
Voyage expenses	(0.5)	(0.9)	0.4	80.0%
Voyage expenses – related parties	(0.9)	(0.8)	(0.1)	(11.1%)
Vessels’ operating expenses	(25.5)	(25.5)	-	-
General and administrative expenses	(1.6)	(1.6)	-	-
Management fees – related parties	(4.8)	(4.7)	(0.1)	(2.1%)
General and administrative expenses - non-cash component	(1.4)	(1.1)	(0.3)	(21.4%)
Amortization of dry-docking and special survey costs	(2.0)	(2.0)	-	-
Depreciation	(25.3)	(24.4)	(0.9)	(3.6%)
Amortization of prepaid lease rentals, net	(1.2)	(2.2)	1.0	83.3%
Loss on vessel held for sale	-	(2.7)	2.7	n.m.
Foreign exchange losses	(0.1)	-	(0.1)	(100.0%)
Interest income	0.4	0.5	0.1	25.0%
Interest and finance costs	(17.8)	(17.4)	(0.4)	(2.2%)
Equity gain / (loss) on investments	(0.2)	0.7	0.9	n.m.
Other	-	0.3	0.3	n.m.
Loss on derivative instruments	(1.6)	(0.2)	(1.4)	(87.5%)
Net Income	$37.0	$23.0

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2016	2017

Voyage revenue	$119.5	$105.0	$(14.5)	(12.1%)
Accrued charter revenue	(1.6)	(2.8)	1.2	75.0%
Voyage revenue adjusted on a cash basis	$117.9	$102.2	$(15.7)	(13.3%)

Vessels’ operational data	Three-month period ended June 30,		Change	Percentage Change
	2016	2017

Average number of vessels	54.0	52.5	(1.5)	(2.8%)
Ownership days	4,914	4,778	(136)	(2.8%)
Number of vessels under dry-docking	3	2	(1)

Voyage Revenue

Voyage revenue decreased by 12.1%, or $14.5 million, to $105.0 million during the three-month period ended June 30, 2017, from $119.5 million during the three-month period ended June 30, 2016. The decrease is mainly attributable to decreased charter rates for certain of our vessels and revenue not earned by three vessels sold for demolition (one vessel in August 2016 and two vessels during the first quarter of 2017) which was partly offset by revenue earned by three secondhand vessels acquired during the second quarter of 2017 and decreased off-hire costs of our fleet during the three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2016.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 13.3%, or $15.7 million, to $102.2 million during the three-month period ended June 30, 2017, from $117.9 million during the three-month period ended June 30, 2016. Accrued charter revenue for the three month periods ended June 30, 2016 and 2017, amounted to $1.6 million and $2.8 million respectively.

Voyage Expenses

Voyage expenses were $0.9 million and $0.5 million, during the three-month periods ended June 30, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million and $0.9 million during the three-month periods ended June 30, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping Company S.A. ("Costamare Shipping") and by Costamare Shipping Services Ltd. ("Costamare Services") pursuant to the Framework Agreement between Costamare Shipping and us dated November 2, 2015 (the “Framework Agreement”), the Services Agreement between Costamare Services and our vessel-owning subsidiaries dated November 2, 2015 (the “Services Agreement”) and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, were $25.5 million during the three-month periods ended June 30, 2016 and 2017.

General and Administrative Expenses

General and administrative expenses were $1.6 million for each of the three-month periods ended June 30, 2016 and 2017 and both include $0.63 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers were $4.7 million during the three-month period ended June 30, 2017 and $4.8 million during the three-month period ended June 30, 2016. Such fees are pursuant to the Framework Agreement, in effect from November 2, 2015.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2017 amounted to $1.1 million, representing the value of the shares issued to Costamare Services on June 30, 2017, pursuant to the Services Agreement. For the three-month period ended June 30, 2016, the general and administrative expenses - non-cash component amounted to $1.4 million, representing the value of the shares issued to Costamare Services on June 30, 2016 pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.0 million for each of the three-month periods ended June 30, 2016 and 2017. During the three-month period ended June 30, 2017, two vessels underwent and completed their special survey. During the three-month period ended June 30, 2016 three vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 3.6% or $0.9 million, to $24.4 million during the three-month period ended June 30, 2017, from $25.3 million during the three-month period ended June 30, 2016. The decrease was mainly attributable to depreciation expense not charged during the three month period ended June 30, 2017, due to the sale of three vessels during 2016 and the first quarter of 2017; partly offset by the depreciation charged during the three month period ended June 30, 2017, due to the acquisition of three secondhand containerships.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $2.2 million during the three-month period ended June 30, 2017. Amortization of prepaid lease rentals, net was $1.2 million during the three-month period ended June 30, 2016.

Loss on vessel held for sale

During the three-month period ended June 30, 2017, we recorded a loss on vessel held for sale of $2.7 million representing the expected loss from sale for demolition of one of our vessels during the next twelve month period.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.1 million during the three-month periods ended June 30, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $0.5 million and $0.4 million for the three-month periods ended June 30, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 2.2%, or $0.4 million, to $17.4 million during the three-month period ended June 30, 2017, from $17.8 million during the three-month period ended June 30, 2016. The decrease is partly attributable to the decreased average loan balance during the three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2016.

Equity Gain / (Loss) on Investments

During the three-month period ended June 30, 2017, we recorded an equity gain on investments of $0.7 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015 (the “Framework Deed”), between the Company and a wholly-owned subsidiary on the one hand, and York Capital Management Global Advisors LLC and an affiliated fund (collectively, together with the funds it manages or advises, “York”) on the other hand. During the three-month period ended June 30, 2016, we recorded an equity loss on investments of $0.2 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and commenced their charters; partly off-set by losses related to certain newbuild vessels that were delivered in 2016 and 2017 and commenced their commercial operations in the second quarter of 2017. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of June 30, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a liability of $7.7 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in "Other Comprehensive Income" ("OCI") while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended June 30, 2017, a net gain of $1.1 million has been included in OCI and a net loss of $0.6 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2017.

Cash Flows

Three-month periods ended June 30, 2017 and 2016

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$62.4	$46.3
Net Cash Used in Investing Activities	$(7.2)	$(55.7)
Net Cash Provided by / (Used in) Financing Activities	$(36.6)	$63.9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2017, decreased by $16.1 million to $46.3 million, compared to $62.4 million for the three-month period ended June 30, 2016. The decrease is mainly attributable to the decreased cash from operations of $15.7 million and increased payments for interest (including swap payments) during the period of $1.6 million; partly off-set by decreased special survey costs of $2.2 million during the three-month period ended June 30, 2017 compared to the three-month period ended June 30, 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities was $55.7 million in the three-month period ended June 30, 2017. This amount includes payments for the acquisition of three secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed.

Net cash used in investing activities was $7.2 million in the three-month period ended June 30, 2016, which mainly consisted of $4.2 million for an advance payment for the construction of one newbuild vessel, ordered pursuant to the Framework Deed and $1.6 million in payments for upgrades to one of our vessels.

Net Cash Provided by / (Used in) Financing Activities

Net cash provided by financing activities was $63.9 million in the three-month period ended June 30, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $18.3 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $3.6 million we paid for dividends to holders of our common stock for the first quarter of 2017 and (d) $1.0 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ("Series B Preferred Stock"), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ("Series C Preferred Stock") and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock"), for the period from January 15, 2017 to April 14, 2017.

Net cash used in financing activities was $36.6 million in the three-month period ended June 30, 2016, which mainly consisted of (a) $44.8 million of indebtedness that we repaid, (b) $3.6 million we repaid relating to our sale and leaseback agreements, (c) $39.0 million that we drew down from one of our credit facilities, (d) $21.9 million we paid for dividends to holders of our common stock for the first quarter of 2016 and (e) $1.0 million we paid for dividends to holders of our 7.625% Series B Preferred Stock, $2.1 million we paid for dividends to holders of our 8.500% Series C Preferred Stock and $2.2 million we paid for dividends to holders of our 8.75% Series D Preferred Stock, for the period from January 15, 2016 to April 14, 2016.

Six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016

During the six-month periods ended June 30, 2017 and 2016, we had an average of 52.2 and 54.0 vessels, respectively, in our fleet. In the six-month period ended June 30, 2017, we accepted delivery of the secondhand containerships Leonidio, Kyparissia and Maersk Kowloon with an aggregate capacity of 17,385 TEU and we sold the container vessels Romanos and the Marina with an aggregate capacity of 8,401 TEU. In the six-month periods ended June 30, 2017 and 2016, our fleet ownership days totaled 9,456 and 9,828 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels' operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2016	2017

Voyage revenue	$239.8	$210.5	$(29.3)	(12.2%)
Voyage expenses	(1.0)	(1.6)	0.6	60.0%
Voyage expenses – related parties	(1.8)	(1.6)	(0.2)	(11.1%)
Vessels’ operating expenses	(52.5)	(50.8)	(1.7)	(3.2%)
General and administrative expenses	(2.9)	(2.8)	(0.1)	(3.4%)
Management fees – related parties	(9.6)	(9.4)	(0.2)	(2.1%)
General and administrative expenses - non-cash component	(2.7)	(2.1)	(0.6)	(22.2%)
Amortization of dry-docking and special survey costs	(3.9)	(3.9)	-	-
Depreciation	(50.6)	(48.5)	(2.1)	(4.2%)
Amortization of prepaid lease rentals, net	(2.5)	(4.3)	1.8	72.0%
Loss on sale / disposal of vessels	-	(3.6)	3.6	n.m.
Loss on vessel held for sale	-	(2.7)	2.7	n.m.
Foreign exchange losses	(0.2)	-	(0.2)	(100.0%)
Interest income	0.7	1.1	0.4	57.1%
Interest and finance costs	(36.7)	(35.3)	(1.4)	(3.8%)
Equity gain / (loss) on investments	(0.4)	0.9	1.3	n.m.
Other	0.6	0.6	-	-
Loss on derivative instruments	(4.3)	(0.4)	(3.9)	(90.7%)
Net Income	$72.0	$46.1

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2016	2017

Voyage revenue	$239.8	$210.5	$(29.3)	(12.2%)
Accrued charter revenue	(2.1)	(5.6)	3.5	166.7%
Voyage revenue adjusted on a cash basis	$237.7	$204.9	$(32.8)	(13.8%)

Vessels’ operational data	Six-month period ended June 30,		Change	Percentage Change
	2016	2017

Average number of vessels	54.0	52.2	(1.8)	(3.3%)
Ownership days	9,828	9,456	(372)	(3.8%)
Number of vessels under dry-docking	6	3	(3)

Voyage Revenue

Voyage revenue decreased by 12.2%, or $29.3 million, to $210.5 million during the six-month period ended June 30, 2017, from $239.8 million during the six-month period ended June 30, 2016. The decrease is mainly attributable to (i) decreased charter rates for certain of our vessels, (ii) revenue not earned by three vessels sold for demolition (one vessel in August 2016 and two vessels during the first quarter of 2017) and (iii) revenue not earned due to decreased calendar days by one day during the six-month period ended June 30, 2017 (181 calendar days) compared to the six month period ended June 30, 2016 (182 calendar days); partly offset by decreased off-hire days of our fleet during the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016 and revenue earned by three secondhand vessels acquired during the second quarter of 2017.

Voyage revenue adjusted on a cash basis (which eliminates non-cash "Accrued charter revenue"), decreased by 13.8%, or $32.8 million, to $204.9 million during the six-month period ended June 30, 2017, from $237.7 million during the six-month period ended June 30, 2016. Accrued charter revenue for the six-month periods ended June 30, 2016 and 2017, amounted to $2.1 million and $5.6 million respectively.

Voyage Expenses

Voyage expenses were $1.6 million and $1.0 million, during the six-month periods ended June 30, 2017 and 2016, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $1.6 million and $1.8 million during the six-month periods ended June 30, 2017 and 2016, respectively, represent fees of 0.75% in the aggregate on voyage revenues charged by Costamare Shipping and by Costamare Services pursuant to the Framework Agreement, the Services Agreement and the individual ship-management agreements pertaining to each vessel.

Vessels’ Operating Expenses

Vessels' operating expenses, which also include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 3.2%, or $1.7 million, to $50.8 million during the six-month period ended June 30, 2017, from $52.5 million during the six-month period ended June 30, 2016.

General and Administrative Expenses

General and administrative expenses were $2.8 million and $2.9 million during the six-month periods ended June 30, 2017 and 2016, respectively and both include $1.3 million which is part of the annual fee that Costamare Services receives based on the Services Agreement.

Management Fees – related parties

Management fees paid to our managers were $9.4 million during the six-month period ended June 30, 2017 and $9.6 million during the six-month period ended June 30, 2016. Such fees are pursuant to the Framework Agreement, in effect from November 2, 2015.

General and administrative expenses - non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2017 amounted to $2.1 million, representing the value of the shares issued to Costamare Services on March 30, 2017 and June 30, 2017, pursuant to the Services Agreement. For the six-month period ended June 30, 2016, the general and administrative expenses - non-cash component amounted to $2.7 million, representing the value of the shares issued to Costamare Services on March 31, 2016 and June 30, 2016 pursuant to the Services Agreement.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $3.9 million for each of the six-month periods ended June 30, 2017 and 2016. During the six-month period ended June 30, 2017, three vessels underwent and completed their special survey. During the six-month period ended June 30, 2016 six vessels underwent and completed their special survey.

Depreciation

Depreciation expense decreased by 4.2% or $2.1 million, to $48.5 million during the six-month period ended June 30, 2017, from $50.6 million during the six-month period ended June 30, 2016. The decrease was mainly attributable (i) to decreased calendar days by one day during the six month period ended June 30, 2017 (181 calendar days) compared to the six month period ended June 30, 2016 (182 calendar days) and (ii) to depreciation expense not charged during the six month period ended June 30, 2017, due to the sale of three vessels during 2016 and the first quarter of 2017; partly offset by the depreciation charged on the three secondhand containerships acquired during the second quarter of 2017.

Amortization of Prepaid Lease Rentals, net

Amortization of prepaid lease rentals, net was $4.3 million during the six-month period ended June 30, 2017. Amortization of prepaid lease rentals, net was $2.5 million during the six-month period ended June 30, 2016.

Loss on sale / disposal of vessels

During the six-month period ended June 30, 2017, we recorded a loss of $3.0 million from the sale of the vessel Marina and a loss of $0.6 million from the sale of the vessel Romanos which was classified as Asset held for sale as at December 31, 2016. There were no vessels disposed of during the six-month period ended June 30, 2016.

Loss on vessel held for sale

During the six-month period ended June 30, 2017, we recorded a loss on vessel held for sale of $2.7 million representing the expected loss from sale for demolition of one of our vessels during the next twelve-month period.

Foreign Exchange Losses

Foreign exchange losses were nil and $0.2 million during the six-month periods ended June 30, 2017 and 2016, respectively.

Interest Income

Interest income amounted to $1.1 million and $0.7 million for the six-month periods ended June 30, 2017 and 2016, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 3.8%, or $1.4 million, to $35.3 million during the six-month period ended June 30, 2017, from $36.7 million during the six-month period ended June 30, 2016. The decrease is partly attributable to the decreased average loan balance during the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016.

Equity Gain / (Loss) on Investments

During the six-month period ended June 30, 2017 we recorded an equity gain on investments of $0.9 million representing our share of the net gain of 18 jointly owned companies pursuant to the Framework Deed. During the six-month period ended June 30, 2016, we recorded an equity loss on investments of $0.4 million. The increase is mainly attributable to the income generated by certain newbuild vessels that were delivered from the shipyard during 2016 and commenced their charters; partly off-set by losses related to certain newbuild vessels that were delivered in 2016 and 2017, and commenced their commercial operations in the second quarter of 2017. We hold a range of 25% to 49% of the capital stock of the companies jointly owned pursuant to the Framework Deed.

Loss on Derivative Instruments

The fair value of our 17 interest rate derivative instruments which were outstanding as of June 30, 2017 equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2017, the fair value of these 17 interest rate derivative instruments in aggregate amounted to a liability of $7.7 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the six-month period ended June 30, 2017, a net gain of $5.1 million has been included in OCI and a net loss of $0.9 million has been included in Loss on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2017.

Cash Flows

Six-month periods ended June 30, 2017 and 2016

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2016	2017
Net Cash Provided by Operating Activities	$119.8	$99.1
Net Cash Used in Investing Activities	$(14.2)	$(51.4)
Net Cash Used in Financing Activities	$(105.9)	$(17.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2017, decreased by $20.7 million to $99.1 million, compared to $119.8 million for the six-month period ended June 30, 2016. The decrease is mainly attributable to the decreased cash from operations of $32.8 million; partly off-set by decreased special survey costs of $4.1 million during the six-month period ended June 30, 2017 compared to the six-month period ended June 30, 2016, decreased payments for interest (including swap payments) during the period of $1.8 million and the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.6 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $51.4 million in the six-month period ended June 30, 2017, which consisted of payments for the acquisition of three secondhand vessels and payments for working capital injected into certain entities pursuant to the Framework Deed (net of dividend distributions we received); partly off-set by proceeds we received from the sale of two vessels.

Net cash used in investing activities was $14.2 million in the six-month period ended June 30, 2016, which mainly consisted of (i) $11.0 million (net of $2.7 million we received as dividend distributions) in advance payments for the construction of two newbuild vessels, the acquisition of a secondhand vessel and working capital injection in certain entities pursuant to the Framework Deed and (ii) $1.6 million in payments for upgrades to one of our vessels.

Net Cash Used in Financing Activities

Net cash used in financing activities was $17.7 million in the six-month period ended June 30, 2017, which mainly consisted of (a) $91.7 million we received from our follow-on offering in May 2017, net of underwriting discounts and expenses incurred in the offering, (b) $93.2 million net payments relating to our credit facilities and to our sale and leaseback transactions, (c) $7.2 million we paid for dividends to holders of our common stock for the fourth quarter of 2016 and the first quarter of 2017 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock, for the periods from October 15, 2016 to January 14, 2017 and January 15, 2017 to April 14, 2017.

Net cash used in financing activities was $105.9 million in the six-month period ended June 30, 2016, which mainly consisted of (a) $92.6 million of indebtedness that we repaid, (b) $7.1 million we repaid relating to our sale and leaseback agreements, (c) $39 million that we drew down from one of our credit facilities, (d) $43.8 million we paid for dividends to holders of our common stock for the fourth quarter of 2015 and first quarter of 2016 and (e) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock, for each of the periods from October 15, 2015 to January 14, 2016 and January 15, 2016 to April 14, 2016.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2017, we had a total cash liquidity of $238.0 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 25, 2017, the following vessels were free of debt.

Unencumbered Vessels

(Refer to fleet list for full details)

Vessel Name	Year Built	TEU Capacity
MAERSK KOWLOON	2005	7,471
ELAFONISSOS (*)	1999	2,526
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Capital commitments

As of July 25, 2017, we had outstanding equity commitments relating to two contracted newbuilds aggregating approximately $2.1 million payable until the vessels are delivered in 2018. The amount represents our interest in the relevant jointly-owned entities under the Framework Deed.

Conference Call details:

On Wednesday, July 26, 2017 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808- 238-9064 (from the UK) or +1-412-317-9258 (from outside the US). Please quote "Costamare". A replay of the conference call will be available until August 26, 2017. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 10105977.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 43 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity of approximately 473,000 TEU, including two newbuild containerships to be delivered. Eighteen of our containerships, including two newbuilds on order, have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Fleet List

The tables below provide additional information, as of July 25, 2017, about our fleet of containerships, including our newbuilds on order, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)
1	TRITON(i)(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)(ii)	Evergreen	2016	14,424	(*)	August 2026
6	CAPE AKRITAS(i)	(**)	2016	11,010	(**)	(**)
7	CAPE TAINARO(i)	(**)	2017	11,010	(**)	(**)
8	CAPE KORTIA(i)	(**)	2017	11,010	(**)	(**)
9	CAPE SOUNIO(i)	(**)	2017	11,010	(**)	(**)
10	CAPE ARTEMISIO(i)	(**)	2017	11,010	(**)	(**)
11	COSCO GUANGZHOU	COSCO	2006	9,469	36,400	December 2017
12	COSCO NINGBO	COSCO	2006	9,469	36,400	January 2018
13	COSCO YANTIAN	COSCO	2006	9,469	36,400	February 2018
14	COSCO BEIJING	COSCO	2006	9,469	36,400	April 2018
15	COSCO HELLAS	COSCO	2006	9,469	37,519	May 2018
16	MSC AZOV(ii)	MSC	2014	9,403	43,000	December 2023
17	MSC AJACCIO(ii)	MSC	2014	9,403	43,000	February 2024
18	MSC AMALFI(ii)	MSC	2014	9,403	43,000	March 2024
19	MSC ATHENS(ii)	MSC	2013	8,827	42,000	January 2023
20	MSC ATHOS(ii)	MSC	2013	8,827	42,000	February 2023
21	VALOR	Evergreen	2013	8,827	41,700	April 2020(3)
22	VALUE	Evergreen	2013	8,827	41,700	April 2020(3)
23	VALIANT	Evergreen	2013	8,827	41,700	June 2020(3)
24	VALENCE	Evergreen	2013	8,827	41,700	July 2020(3)
25	VANTAGE	Evergreen	2013	8,827	41,700	September 2020(3)
26	NAVARINO	PIL	2010	8,531	9,000	November 2017
27	MAERSK KOWLOON	Maersk	2005	7,471	16,000	June 2022
28	MAERSK KAWASAKI	Maersk	1997	7,403	14,000	September 2017(4)
29	MAERSK KURE	Maersk	1996	7,403	10,500	August 2017(4)
30	MAERSK KOKURA	Maersk	1997	7,403	10,500	August 2017(4)
31	MSC METHONI	MSC	2003	6,724	29,000	September 2021
32	SEALAND NEW YORK	Maersk	2000	6,648	26,100	March 2018
33	MAERSK KOBE	Maersk	2000	6,648	26,100	May 2018
34	SEALAND WASHINGTON	Maersk	2000	6,648	26,100	June 2018
35	SEALAND MICHIGAN	Maersk	2000	6,648	26,100	August 2018
36	SEALAND ILLINOIS	Maersk	2000	6,648	26,100	October 2018
37	MSC KOLKATA	Maersk	2003	6,644	26,100	November 2019
38	MSC KINGSTON	Maersk	2003	6,644	26,100	February 2020
39	MSC KALAMATA	Maersk	2003	6,644	26,100	April 2020

40	VENETIKO	Hapag Lloyd	2003	5,928	6,600	August 2017
41	ENSENADA (i)	PIL	2001	5,576	6,950	September 2017
42	ZIM NEW YORK	ZIM	2002	4,992	7,736	September 2018(5)
43	ZIM SHANGHAI	ZIM	2002	4,992	7,736	September 2018(5)
44	PIRAEUS	TS Lines	2004	4,992	5,100	August 2017
45	LEONIDIO(ii)	Maersk	2014	4,957	14,200(6)	December 2024
46	KYPARISSIA(ii)	Maersk	2014	4,957	14,200(7)	November 2024
47	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	5,500	July 2017-January 2018(8)
48	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	5,500	July 2017-January 2018(8)
49	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	5,500	July 2017-January 2018(8)
50	MANDRAKI	Delta	1988	4,828	-	August 2017
51	MSC MYKONOS	MSC	1988	4,828	20,000	September 2017
52	MSC ULSAN	MSC	2002	4,132	8,000	September 2017
53	MSC KORONI	MSC	1998	3,842	13,500(9)	September 2018
54	ITEA	ACL	1998	3,842	7,250	September 2017
55	LAKONIA	Evergreen	2004	2,586	5,800	August 2017
56	ELAFONISOS(i)	MSC	1999	2,526	6,200	February 2018
57	AREOPOLIS	Evergreen	2000	2,474	8,300	October 2017
58	MONEMVASIA(i)	Maersk	1998	2,472	9,250	November 2021
59	MESSINI	Evergreen	1997	2,458	5,800	September 2017
60	MSC REUNION	MSC	1992	2,024	6,800	July 2018
61	MSC NAMIBIA II	MSC	1991	2,023	6,800	July 2018
62	MSC SIERRA II	MSC	1991	2,023	6,800	June 2018
63	MSC PYLOS	MSC	1991	2,020	6,000	January 2018
64	PADMA(i)	Evergreen	1998	1,645	7,000(10)	December 2017
65	NEAPOLIS	Evergreen	2000	1,645	6,900	September 2017
66	ARKADIA(i)	Evergreen	2001	1,550	10,600	August 2017
67	PROSPER	Sea Consortium	1996	1,504	6,750	August 2017
68	ZAGORA	MSC	1995	1,162	6,500	May 2018
69	PETALIDI(i)	CMA CGM	1994	1,162	6,950	August 2017
70	STADT LUEBECK	Sea Consortium	2001	1,078	6,800	August 2017

Newbuilds

	Vessel Name	Shipyard	Capacity (TEU)	Charterer	Expected Delivery(2)
1	YZJ1206(i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q1 2018
2	YZJ1207 (i) (ii)	Jiangsu New Yangzi	3,800	Hamburg Süd	Q2 2018

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Based on latest shipyard construction schedule, subject to change.
(3)	Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate
(4)	Based on an agreement with the charterers, the vessels will be redelivered to the Company earlier than the original redelivery date, which was in December 2017 for Maersk Kure and Maersk Kawasaki and February 2018 for Maersk Kokura. The expiration dates shown above, are the new earliest redelivery dates. Charterers have the option to employ each of the vessels for an additional period of up to six months, commencing on the new redelivery date, paying a daily hire rate of $10,500 per day per vessel for the first two months and $14,000 per day per vessel thereafter. Charterers exercised their two aforementioned consecutive options to employ Maersk Kawasaki and have so far exercised their option to employ Maersk Kure and Maersk Kokura for two months. Charterers have the option to employ Maersk Kure and Maersk Kokura for an additional four months.

(5)	The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under its 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In May 2017, the Company exercised its option to extend the charters of Zim New York and Zim Shanghai pursuant to its option for a one year period at market rate plus $1,100 per day per vessel while the notes remain outstanding. The rate for this third optional year is expected to be determined early in October 2017.
(6)	This charter rate will start on December 7, 2017. From delivery of the vessel until December 7, 2017, the charter rate will be $6,000 per day.
(7)	This charter rate will start on November 24, 2017. From delivery of the vessel until November 24, 2017, the charter rate will be $6,000 per day.
(8)	Charterers have at their option chartered two of the three vessels for a period of 7 to 13 months and the third vessel for a period of 3 to 13 months.
(9)	As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.
(10)	This charter rate will change on August 21, 2017 to $6,800 per day.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.
(ii)	Denotes vessels subject to a sale and leaseback transaction

(*) Denotes current daily charter rates that are treated as confidential.

(**) Denotes newbuild vessels chartered for periods of up to 12 months at an average rate of about $18,000 per day.

COSTAMARE INC.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2016	2017	2016	2017

REVENUES:
Voyage revenue	$239,799	$210,541	$119,525	$105,017

EXPENSES:
Voyage expenses	(1,040)	(1,573)	(468)	(878)
Voyage expenses – related parties	(1,798)	(1,579)	(896)	(788)
Vessels' operating expenses	(52,459)	(50,847)	(25,468)	(25,512)
General and administrative expenses	(2,868)	(2,804)	(1,642)	(1,622)
Management fees - related parties	(9,570)	(9,387)	(4,785)	(4,655)
General and administrative expenses – non-cash component	(2,746)	(2,078)	(1,402)	(1,094)
Amortization of dry-docking and special survey costs	(3,940)	(3,911)	(2,006)	(2,012)
Depreciation	(50,569)	(48,515)	(25,288)	(24,440)
Amortization of prepaid lease rentals, net	(2,477)	(4,320)	(1,239)	(2,162)
Loss on sale / disposal of vessels	-	(3,638)	-	-
Loss on vessel held for sale	-	(2,732)	-	(2,732)
Foreign exchange gains / (losses)	(229)	31	(105)	(12)
Operating income	$112,103	$79,188	$56,226	$39,110

OTHER INCOME / (EXPENSES):
Interest income	$737	$1,116	$376	$545
Interest and finance costs	(36,676)	(35,338)	(17,770)	(17,437)
Equity gain / (loss) on investments	(405)	887	(198)	682
Other	538	606	40	368
Loss on derivative instruments	(4,259)	(396)	(1,632)	(220)
Total other income / (expenses)	$(40,065)	$(33,125)	$(19,184)	$(16,062)
Net Income	$72,038	$46,063	$37,042	$23,048
Earnings allocated to Preferred Stock	(10,473)	(10,473)	(5,266)	(5,324)
Net Income available to common stockholders	$61,565	$35,590	$31,776	$17,724

Earnings per common share, basic and diluted	$0.82	$0.38	$0.42	$0.18
Weighted average number of shares, basic and diluted	75,474,844	93,851,789	75,549,644	96,635,709

COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2016	2017
ASSETS		(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$164,898	$195,023
Restricted cash	6,882	6,462
Accounts receivable	971	3,916
Inventories	11,415	10,360
Due from related parties	3,447	3,928
Fair value of derivatives	-	416
Insurance claims receivable	2,886	2,722
Prepaid lease rentals	8,752	8,752
Asset held for sale	6,256	7,035
Accrued charter revenue	408	391
Prepayments and other	3,914	4,007
Total current assets	$209,829	$243,012
FIXED ASSETS, NET:
Capital leased assets	$384,872	$422,603
Vessels, net	1,688,285	1,643,985
Total fixed assets, net	$2,073,157	$2,066,588
NON-CURRENT ASSETS:
Equity method investments	$153,126	$160,789
Prepaid lease rentals, non-current	51,670	47,330
Deferred charges, net	20,367	18,256
Accounts receivable, non-current	1,575	1,725
Restricted cash	38,783	36,480
Fair value of derivatives, non-current	762	2,186
Accrued charter revenue	185	-
Other non-current assets	8,970	9,191
Total assets	$2,558,424	$2,585,557
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$198,277	$180,961
Accounts payable	3,848	4,642
Due to related parties	191	218
Capital lease obligations	29,059	32,351
Accrued liabilities	11,109	11,488
Unearned revenue	19,668	17,087
Fair value of derivatives	16,161	9,927
Other current liabilities	1,673	1,615
Total current liabilities	$279,986	$258,289
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$856,330	$754,482
Capital lease obligations, net of current portion	331,196	356,233
Unearned revenue, net of current portion	16,488	14,948
Total non-current liabilities	$1,204,014	$1,125,663
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	9	10
Additional paid-in capital	1,057,423	1,162,148
Retained earnings	31,416	48,745
Accumulated other comprehensive loss	(14,424)	(9,298)
Total stockholders’ equity	$1,074,424	$1,201,605
Total liabilities and stockholders’ equity	$2,558,424	$2,585,557